

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Ryan Drexler
Chief Executive Officer
MusclePharm Corp
4500 Park Granada
Suite 202
Calabasas, CA 91302

      Re: MusclePharm Corp
          Form 10-K filed March 29, 2021
          Form 10-Q filed August 16, 2021
          File No. 0-53166

Dear Mr. Drexler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences